                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               DELPHI CORPORATION
                                (Name of Issuer)

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                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

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                                    247126105
                                 (CUSIP NUMBER)

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                              David Aufhauser, Esq.
                                     UBS AG
                                 299 Park Avenue
                            New York, New York 10171
                                  212-821-3000
       (Name, address and telephone number of person authorized to receive notices and communications)

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                                December 18, 2006
             (Date of Event That Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /___/

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

1     Names and I.R.S. Identification Nos. of Reporting Persons

UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS
AG)

* See item 5
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2     Check the Appropriate Box if a Member of a Group

a  /X/
b  / /
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3     SEC USE ONLY

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4     Source of Funds

BK, AF, WC
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5     Check box if disclosure of legal proceedings is required pursuant to Item
      2(d) or 2(e)

/ /
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6     Citizenship or Place of Organization

Switzerland
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Number of Shares Beneficially Owned by Each Reporting Person With:

      7.    Sole Voting Power: 4,422,207

      8.    Shared Voting Power: 0

      9.    Sole Dispositive Power: 4,422,207

      10.   Shared Dispositive Power: 0

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

4,422,207(1)
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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

/ /

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13    Percent of Class Represented by Amount in Row (11)

0.79%(1)
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14    Type of Reporting Person

BK
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(1)   As a result of the proposal and related agreements described in Item 4, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer's common stock beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Person, Appaloosa Management LP and its related entities beneficially own 84,949,069 shares, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares and Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,726 shares.

Item 1. Security and Issuer

This Schedule 13D filed by the Reporting Person (defined below) relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer").

The address of the Issuer is 5725 Delphi Drive, Troy, Michigan 48098.

Certain information contained in this Schedule 13D relates to share ownership of persons other than the Reporting Person. The Reporting Person expressly disclaims any liability for any such information and for any other information provided in this Schedule 13D that does not expressly pertain to the Reporting Person.

The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

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Item 2. Identity and Background

UBS AG

Principal business: UBS AG is a major international banking and financial firm. UBS AG's principal business office is located at:
Bahnhofstrasse 45
CH-8021, Zurich, Switzerland

UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. Subsidiaries of UBS AG include UBS Securities LLC and UBS Financial Services Inc. Like most securities firms, UBS Securities LLC and UBS Financial Services Inc. are, and have been, defendant(s) in numerous legal actions brought by private plaintiffs relating to their securities businesses that allege various violations of federal and state securities laws. UBS Securities LLC and UBS Financial Services Inc. are wholly owned subsidiaries of UBS AG. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.

Further, UBS AG, UBS Securities LLC and UBS Financial Services Inc., and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC and UBS Financial Services Inc. regularly report to the National Association of Securities Dealers, Inc. on Form B-D and to the SEC on Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

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Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Common Stock (as defined above in Item 1) was internal funds of UBS AG and the affiliates that purchased the subject securities and/or the available funds of clients if shares purchased on a discretionary basis for client accounts.

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

Item 4. Purpose of Transaction

The acquisition of the shares of Common Stock that are currently beneficially owned by the Reporting Person was for investment purposes or in other ordinary course activities. As described below, UBS Securities LLC has acted as a financial advisor and investor in connection with a proposal for an investment in the Issuer.

On July 31, 2006, Appaloosa Management L.P. ("Appaloosa") and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement (the "Confidentiality Agreement"). The Confidentiality Agreement is attached hereto as Exhibit A. Pursuant to the terms of the Confidentiality Agreement, the Issuer may furnish to Appaloosa certain non-public, confidential and/or proprietary information pertaining to the Issuer which is reasonably necessary in order for Appaloosa to evaluate a possible negotiated business arrangement involving the Issuer in its reorganization case under chapter 11 of the Bankruptcy Code. Subject to customary exceptions, Appaloosa agreed to keep the Evaluation Material (as defined in the Confidentiality Agreement) strictly confidential. Prior to the Release Date (as defined in the Confidentiality Agreement), unless otherwise agreed to by the Issuer in writing, Appaloosa agreed to engage in discussions and negotiate exclusively with the Issuer and its legal and financial advisors with respect to a possible negotiated business arrangement involving the Issuer. In addition, in accordance with the Confidentiality Agreement, Appaloosa withdrew a letter it had written to the Issuer's board of directors on March 15, 2006 regarding the Issuer's chapter 11 reorganization and agreed not to take certain other actions, as more fully described in the Confidentiality Agreement.

On August 25, 2006, Appaloosa and the Issuer entered into an amendment to the Confidentiality Agreement (the "Amendment"). The Amendment is attached hereto as Exhibit B. Pursuant to the Amendment, in connection with certain confidential information produced and designated as "confidential" or "highly confidential" by the Debtors (as defined in the Amendment) under various stipulations and protective orders entered into in the Issuer's reorganization case under chapter 11 of the Bankruptcy Code, that has been furnished and may continue to be furnished to certain representatives of Appaloosa (the "Litigation Material"), Appaloosa may use the Litigation Material for a Permitted Purpose (as defined in the Amendment), and the Litigation Material so used will be deemed Evaluation Material (as defined in the Confidentiality Agreement).

On July 31, 2006, Appaloosa engaged UBS Securities LLC as lead financial adviser and lead capital markets provider and engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill") as an additional financial adviser, in each case in connection with any potential restructuring, acquisition or other transaction involving the Issuer. Pursuant to the engagement letters, UBS and Merrill Lynch & Co. have been given an opportunity to participate in any debt or equity financing transaction involving the Issuer that is sponsored by Appaloosa and not financed by Appaloosa. The engagement letters are attached hereto as Exhibits C and D, respectively.

Proposal Letter

On December 18, 2006, A-D Acquisition Holdings, LLC ("ADAH") (an affiliate of Appaloosa), Dolce Investments, LLC ("Dolce") (an affiliate of Cerberus Capital Management L.P. ("Cerberus")), Harbinger Del-Auto Investment Company, Ltd. ("Del-Auto") (an affiliate of Harbinger Capital Partners Master Fund I, Ltd., ("Harbinger")), Merrill and UBS Securities LLC delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $3.4 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "Proposal"). Each of ADAH, Dolce, Del-Auto, Merrill and UBS Securities LLC are referred to herein as the "Investors." A copy of the Proposal is attached hereto as Exhibit E.

According to the Proposal, the Investors would enter into an Equity Purchase and Commitment Agreement (the "Investment Agreement") providing for the potential equity investment. The Proposal will terminate if, on or before January 22, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the Investors approving

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and authorizing the Issuer to enter into the Investment Agreement and certain other matters, (y) the Issuer has not entered into the Investment Agreement or
(z) any of the Investors determines in its sole discretion that any of the conditions contained in the Investment Agreement are incapable of being satisfied or that any of the Investors is entitled to exercise a termination right under the Investment Agreement.

Equity Investment

Under the terms of the Investment Agreement, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase an aggregate of $1.2 billion of convertible preferred stock and approximately $200 million of common stock in the reorganized Issuer as follows: (i) each Investor would purchase (A) for $35.00 per share, each Investor's proportionate share of 6,300,000 shares of the reorganized Issuer's new common stock (the "Direct Subscription Shares") and (B) for $35.00 per share, each Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "Series B Preferred Stock"); (ii) Dolce would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "Series A-1 Preferred Stock"); and (iii) ADAH would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-2 Senior Convertible Preferred Stock (the "Series A-2 Preferred Stock", and together with the Series A-1 Preferred Stock, the "Series A Preferred Stock"). The number of Direct Subscription Shares and Series B Preferred Stock to be purchased by each Investor is set forth on Schedule 2 to the Investment Agreement.

Additionally, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase any unsubscribed shares of the reorganized Issuer's new common stock in connection with an approximately $2.0 billion rights offering that would be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the Investment Agreement, the Issuer would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $35.00 per share.

Altogether, the Investors could invest up to an aggregate of $3.4 billion in the reorganized Issuer. The Investment Agreement is subject to the completion of due diligence to the satisfaction of the Investors in their sole discretion, satisfaction or waiver of numerous other conditions (including the Issuer's achievement of consensual agreements with its U.S. labor unions and General Motors Corporation ("GM") that are acceptable to the Investors in their sole discretion) and the non-exercise by either the Issuer or the Investors of certain termination rights, all of which are more fully described in the Investment Agreement.

The Investors would be entitled to payment of certain commitment fees and an alternate transaction fee at the times and under the circumstances set forth in the Investment Agreement.

Plan of Reorganization Framework

The Investors, the Issuer and GM also executed on December 18, 2006, a Plan Framework Support Agreement (the "Plan Framework Support Agreement") which contains terms pursuant to which the parties agree to support confirmation and consummation of a plan of reorganization for the Issuer which will be based on the terms contained in the Plan Framework Support Agreement (the "Plan Framework"). A copy of the Plan Framework Support Agreement is attached hereto as Exhibit F. The Plan Framework provides for, among other things, the distributions to be made to creditors and stockholders, the treatment of GM's claims against the Issuer, the resolution of certain pension funding issues and the corporate governance of the reorganized Issuer. The Plan Framework Support Agreement as well as the economics and structure of the Plan Framework itself are conditioned on reaching consensual agreements with the Issuer's U.S. labor unions and GM. Both the Issuer and the Investors are permitted to terminate the Investment Agreement (which terminates the Plan Framework Support Agreement) if consensual agreements are not reached with the Issuer's U.S. labor unions and GM by January 31, 2007.

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Corporate Governance Structure

The Investment Agreement and the Plan Framework Support Agreement also include certain corporate governance provisions for the reorganized Issuer. Under the terms of the proposed plan, the reorganized Issuer would be governed by a 12 member board of directors, two of whom would be a new Executive Chairman and a new Chief Executive Officer and President. Pursuant to the term sheet for preferred stock attached as an Exhibit to the Investment Agreement (the "Preferred Term Sheet") and Plan Framework Support Agreement, Rodney O'Neal would be the Chief Executive Officer and President of the Issuer. A five member selection committee, consisting of John D. Opie, the lead independent director of the Issuer's current board of directors, a representative of each of the Issuer's two statutory committees and a representative of each of Appaloosa and Cerberus will select the company's post-emergence Executive Chairman as well as four other directors (one of whom may be from the Issuer's current board of directors). Appaloosa and Cerberus must both concur in the selection of the Executive Chairman, but do not vote on the four other directors. Each of Appaloosa and Cerberus would appoint three board members comprising the remaining six members of the reorganized Issuer's new board of directors. The Reporting Person does not have any right to appoint any members of the new board of directors. The new board of directors would be required to satisfy all independence requirements imposed by the relevant stock exchange on which the reorganized Issuer's common stock would be traded. Executive compensation for the reorganized Issuer must be on market terms, must be reasonably acceptable to ADAH and Dolce, and the overall executive compensation plan design must be described in the Issuer's disclosure statement and incorporated into the plan of reorganization. The holders of the Series A Preferred Stock will have certain approval rights with respect to certain significant corporate transactions such as incurring debt, transferring assets and engaging in mergers or acquisitions, as more fully described in the Preferred Term Sheet. The Reporting Person will not beneficially own any shares of Series A Preferred Stock.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Person currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Investment Agreement and the Plan Framework Support Agreement, the Reporting Person reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement), the Reporting Person (and its affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer,
(ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) to distribute, or cause to distribute, in kind to stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by the Reporting Person.

This Schedule 13D is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

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Item 5. Interest in Securities of the Issuer

(a)-(b) This filing reflects shares beneficially owned by UBS Investment Bank, Wealth Management USA and Global Wealth Management and Business Banking business groups of UBS AG (the "Business Groups"), through the following entities through those business groups:

UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt

UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc UBS
Financial Services Inc.
SRM LP

(c) -- There has been no trading in the Common Stock that is considered reportable within the past sixty days.

(d) -- The Reporting Person has sole voting and dispositive power over all of the shares reported above.

(e) -- Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in Item 4 hereof is incorporated herein by reference.

Concurrent with the delivery of the Proposal, (1) Appaloosa and Cerberus entered into an agreement regarding the allocation of certain potential liabilities in connection with any breach of the Investment Agreement and (2) Appaloosa, Harbinger, Merrill and UBS entered into a similar agreement. The agreements are attached hereto as Exhibits G and H, respectively.

                                      * * *

Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

     Exhibit No.                           Description
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
          A           Confidential Information, Standstill And Nondisclosure
                      Agreement, dated as of July 31, 2006, by and among Delphi
                      Corporation, Appaloosa Management L.P., and Harbinger
                      Capital Partners Master Fund I, Ltd. (incorporated by
                      reference to Exhibit 3 to the Amendment to Schedule
                      13D filed by Appaloosa Management L.P. on August 1, 2006).

          B           Amended Confidential Information, Standstill and
                      Nondisclosure Agreement, dated as of August 25, 2006, by and among Appaloosa Management L.P., Harbinger Capital
                      Partners Master Fund I, Ltd. and Delphi Corporation
                      (incorporated by reference to Exhibit 6 to the Amendment to Schedule 13D filed by Appaloosa Management L.P. on
                      August 29, 2006).

          C           Engagement Letter, by and among Appaloosa Management L.P.,
                      Harbinger Capital Partners Master Fund I, Ltd. and UBS
                      Securities LLC, dated July 31, 2006 (incorporated by reference to Exhibit 4 to the Amendment to Schedule 13D filed by Appaloosa Management L.P., on August 1, 2006).

          D           Engagement Letter, by and among Appaloosa Management L.P.,
                      Harbinger Capital Partners Master Fund I, Ltd. and Merrill
                      Lynch & Co., dated July 31, 2006 (incorporated by reference to Exhibit 5 to the Amendment to Schedule 13D filed by Appaloosa Management L.P., on August 1, 2006).

          E           Proposal Letter (attaching form of Equity Purchase and
                      Commitment Agreement and Equity Commitment Letters) dated
                      December 18, 2006 (incorporated by reference to Exhibit
                      99.E to the Form 8-K filed by Delphi Corporation on December 18, 2006).

          F Plan Framework Support Agreement, dated December 18, 2006, among Delphi Corporation, General Motors Corporation,
                      Appaloosa Management L.P., Cerberus Capital
                      Management, L.P., Harbinger Capital Partners Master
                      Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 99.A to the Form 8-K filed by Delphi
                      Corporation on December 18, 2006).

          G           Contribution and Reimbursement Agreement, dated
                      December 18, 2006, between Appaloosa Management L.P.
                      and Cerberus Capital Management L.P. (incorporated by reference to Exhibit 11 to the Amendment to Schedule

     Exhibit No.                           Description
     -----------                           -----------
                      13D filed by Appaloosa Management L.P. on
                      December 19, 2006).

          H           Contribution and Reimbursement Agreement, dated
                      December 18, 2006, among Appaloosa Management L.P.,
                      Harbinger Capital Partners Master Fund I, Ltd.,
                      Harbinger Capital Partners Special Situations Fund,
                      L.P., Merrill Lynch, Pierce, Fenner & Smith,
                      Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 12 to the Amendment to Schedule
                      13D filed by Appaloosa Management L.P. on December
                      19, 2006).


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                UBS AG

                                By:   /s/  David Kelly

                                Managing Director


                                By:   /s/  Edward Buscemi

                                Executive Director


Date: January 8, 2007